Exhibit 99.1

Business Combination with UniCesumar August 23, 2021

Forward Looking Statements 2 This presentation by Vitru Limited (the “Company”) contains forward - looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 , which statements involve substantial risks and uncertainties . All statements other than statements of historical fact, could be deemed forward looking, including risks and uncertainties related to statements about the proposed business combination, including the benefits of the business combination, integration plans, expected synergies and revenue opportunities, anticipated future financial and operating performance and results, including estimates for growth, the expected management and governance of the combined company, and the expected timing of the business combination ; the impact of the COVID - 19 outbreak on general economic and business conditions in Brazil and globally and any restrictive measures imposed by governmental authorities in response to the outbreak ; our ability to implement, in a timely and efficient manner, any measure necessary to respond to, or reduce the impacts of the COVID - 19 outbreak on our business, operations, cash flow, prospects, liquidity and financial condition ; our ability to efficiently predict, and react to, temporary or long - lasting changes in consumer behavior resulting from the COVID - 19 outbreak, including after the outbreak has been sufficiently controlled ; our competition ; our ability to implement our business strategy ; our ability to adapt to technological changes in the educational sector ; the availability of government authorizations on terms and conditions and within periods acceptable to us ; our ability to continue attracting and retaining new students ; our ability to maintain the academic quality of our programs ; our ability to maintain the relationships with our hub partners ; our ability to collect tuition fees ; the availability of qualified personnel and the ability to retain such personnel ; changes in government regulations applicable to the education industry in Brazil ; government interventions in education industry programs, that affect the economic or tax regime, the collection of tuition fees or the regulatory framework applicable to educational institutions ; a decline in the number of students enrolled in our programs or the amount of tuition we can charge ; our ability to compete and conduct our business in the future ; the success of operating initiatives, including advertising and promotional efforts and new product, service and concept development by us and our competitors ; changes in consumer demands and preferences and technological advances, and our ability to innovate to respond to such changes ; changes in labor, distribution and other operating costs ; our compliance with, and changes to, government laws, regulations and tax matters that currently apply to us ; general market, political, economic, and business conditions ; and our financial targets . Forward - looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about the potential impacts of the COVID - 19 pandemic on our business operations, financial results and financial position and on the Brazilian economy . The forward - looking statements can be identified, in certain cases, through the use of words such as “believe,” “may,” “might,” “can,” “could,” “is designed to,” “will,” “aim,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “forecast”, “plan”, “predict”, “potential”, “aspiration,” “should,” “purpose,” “belief,” and similar, or variations of, or the negative of such words and expressions . Forward - looking statements speak only as of the date they are made, and the Company does not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances or to reflect the occurrence of unanticipated events . The achievement or success of the matters covered by such forward - looking statements involves known and unknown risks, uncertainties and assumptions . If any such risks or uncertainties materialize or if any of the assumptions prove incorrect, our results could differ materially from the results expressed or implied by the forward - looking statements we make . Readers should not rely upon forward - looking statements as predictions of future events . Forward - looking statements represent management’s beliefs and assumptions only as of the date such statements are made . Further information on these and other factors that could affect the Company’s financial results is included in filings made with the United States Securities and Exchange Commission (“SEC”) from time to time, including the section titled “Item 3 . Key Information – D . Risk Factors” in the most recent Annual Report on Form 20 - F of the Company . These documents are available on the SEC Filings section of the investor relations section of our website at : investors . vitru . com . br .

Special Note Regarding Unicesumar’s Non - GAAP Financial Measures 3 This presentation contains Adjusted EBITDA (unaudited and preliminary) and Adjusted EBITDA Margin (unaudited and preliminary) for the twelve months ended March 31 , 2021 as reported by Unicesumar for the convenience of investors, which are non - GAAP financial measures . A non - GAAP financial measure is generally defined as one that purports to measure financial performance but excludes or includes amounts that would not be so adjusted in the most comparable GAAP measure . Unicesumar calculates Adjusted EBITDA as net income (loss) for the period plus deferred and current income tax, financial results and depreciation and amortization, normalization of remuneration and benefits of certain executives, and other adjustments . Adjusted EBITDA of Unicesumar as (preliminarily) measured by Vitru presented herein reflects certain estimated adjustments, including additional provisions for doubtful accounts, capitalization of certain amounts as intangible assets, and other adjustments, so the measure is comparable to that presented by Vitru . Adjusted EBITDA Margin of Unicesumar presented herein was calculated as Adjusted EBITDA divided by Net Revenue as reported by Unicesumar . These non - GAAP financial measures were reported by Unicesumar management, are unaudited and preliminary and are not a substitute for the IFRS measures of earnings . Finally, the calculations of Adjusted EBITDA and Adjusted EBITDA Margin presented herein may be different from the calculation used by other companies, including our competitors in the education services industry, and, therefore, the measures may not be comparable to those of other companies . A reconciliation of these measures is included in the Appendix to these slides . A description of how we define and calculate non - GAAP financial measures and a discussion about the limitations of these non - GAAP financial measures is included in filings made with the United States Securities and Exchange Commission (“SEC”) from time to time, including the section titled “Presentation of Financial and Other Information” in the most recent Annual Report on Form 20 - F of the Company . These documents are available on the SEC Filings section of the investor relations section of our website at : investors . vitru . com . br References in this presentation to “R $ ” refer to the Brazilian real, the official currency of Brazil .

Since our IPO, we have come across several M&A opportunities, but we knew that achieving the desired sector disruption would require the right partner - and we found that partner at UniCesumar

5 Unique opportunity to create the leading player in the Brazilian digital education space Rationale for the Business Combination 1. Disruptive Player Creation of the best - in - class digital education platform in Brazil 2. Value Creation Potential to unlock substantial value with unique scale and relevant synergies 3. Academic Excellence Superior value added for our students with MEC maximum grade 4. Governance and Shareholder Structure UniCesumar shareholders to hold 23.6% of Vitru post - deal, including Board and executive team presence, aimed at ensuring a smooth integration and preserving the successful business trajectory 5. Legacy Continuation and expansion of both companies’ critical missions with positive social impact by providing high quality education Source: Vitru

UniCesumar overview 1.

7 Founded in 1989 and successfully managed by Matos family since then Source: Company materials 2 012 2 013 2 014 2 0 15 2 016 2 017 2 018 2 019 2 020 1989 … # of on - site students Fou n d a t ion Medical cou r s e authorization University authorization 30 years of Unicesumar +100k professionals graduated 760 hubs Launch of health hybrid course On - site and distance learning e x pans i on p r o j e c t Launch of post grad in Law New hubs in Miami, Dubai and Genebra # of distance learning students C u r i tiba campus launch Kick off Unicesumar’s Data Center + 10 0 hubs Master's degree authorization in science, technology and food safety 16 16 18 20 20 19 20 10 34 14 42 15 56 65 92 146 3 19 248 30 48 57 72 81 111 +500 hubs 212 267 Master’s degree authorization 166 New Med seats approval (+162) Beginning of Hybrid courses Wilson Matos Founder and president of UniCesumar, Wilson Matos has an extensive background in the Brazilian Education segment Wilson M. Filho In addition to his role as vice - dean, Wilson Filho is a member to Parana’s education and entrepreneurship committees William Matos With strong background in education, William Matos leads UniCesumar’s distance learning business 29.0% Matos Family stake in UniCesumar

8 UniCesumar is a leader in Distance Learning with 760 hubs and a strong complementary on - site operation including a 348 - seat 1 maturing Medical franchise expected to grow UniCesumar overview Source: Company Materials (1Q2021) Notes: 1. Without PROUNI and FIES seats 2. Including five international hubs Hubs Campi 760 Distance learning hubs +498% growth from 2016 - 2020 67 137 73 303 175 Regional Market leader with 5 Campi Maringá , Londrina, Ponta Grossa , Curitiba, Corumbá 755 1 1 1 2 314,000 Distance Learning Students Several new hubs still in maturation 6 th largest Brazilian university group 348 Medical Seats 1 49.0% # Students CAGR 2017 - 2020 Geographic footprint Additional 50 Medical seats requested and under analysis by MEC 16,800 On - site Students 1Q21 127 318 559 690 760 2016 2017 2018 2019 2020 UniCesumar Evolution of Hubs 2 (#)

9 UniCesumar offers first - rate quality education services UniCesumar offers top quality education services • Led by Prof. Wilson de Matos, UniCesumar is focused on providing access to a high - quality education • Over the years, the Matos Family has invested in many cultural projects, sports and other transformational initiatives CI 5 MEC Maximum Grade Highest level of education for 10 consecutive years professors with masters/PHDs + 80 % best educational institutions - MEC Under the 4 % Source: Company materials 39% above market average in Distance Learning 3.75 IDD

Unique tech-enabled distance learning experience



Studeo Web & App

Digital platform with a universe of features used by students during their academic journey

Augmented Reality

Blending a digital experience with the real world, this resource is applied in academic materials, video lessons and in the mapping of practical laboratories



Technology Applied to Student Success and Retention

1st Step

Predictive Retention

Entrance exam diagnosis identifies the gaps and promote adjustments in the student's environment

2nd Step

Preventive Retention

Encourage students at each completed stage and reward top performers

3rd Step

Reactive Retention

For every cancellation request, our system activates financial and academic support alternatives

Source: Company Materials

10

11 2 Potential new growth avenue through expected maturation of Medical seats Source: Company Materials Notes: Does not considers FIES and Prouni Medical Seats Evolution (estimated) 2 348 298 348 3 4 8 3 4 8 398 398 398 398 398 398 398 3 48 3 4 8 398 398 398 398 398 398 398 398 298 298 348 348 348 398 398 186 298 298 348 348 348 398 186 186 298 298 348 348 348 136 186 186 298 298 348 348 1,452 1,664 1,826 2,038 2,138 2,238 2,288 2, 338 2, 388 2, 388 2, 388 348 398 398 398 398 398 398 398 398 398 398 398 398 398 398 398 2020 2021 2022 2023 2024 2025 2026 2027 2028 2029 2030 1st year 2nd year 3rd year 4th y e a r 5th y e a r 6th y e a r Strong Medical seats maturation in the short and medium term and additional 50 seats to be approved by MEC Distinctive category with strong growth drivers High Demand Med course 11/1 Ratio o f nu mbe r o f applicants per seat High Quality and Recognition Among 10% of the Medical courses in Brazil with the best educational standards 1

12 UniCesumar has shown strong financial performance 1 Source: Company materials Notes: 1. Numbers subject to adjustments to conform to Vitru’s accounting practices and PCAOB standards 2. 2020 numbers consider certain additional due diligence preliminary adjustments set forth in appendix Net revenue ( R$mm ) Adj. EBITDA 2 & Adj. EBITDA margin ( R$mm ) Net income & Net margin ( R$mm , %) 492 620 731 2018 2019 2020 84 152 254 247 17.0% 24.6% 34.8% 33.8% 2018 2019 2020 2020 59 90 183 12.0% 14.5% 25.0% 2018 2019 2020 Increasing margins Solid EBITDA conversion UniCesumar Adjusted Vitru Adjusted

13 UniCesumar provides a highly complementary footprint¹ Notes: 1. In addition to five UniCesumar hubs abroad Hubs Campi 171 333 152 480 3 62 + 1Q21 Southeast - SP 59 133 Southeast - RJ 40 53 Southeast - ES 15 16 Southeast - MG 63 101 South - PR Midwest 36 92 79 73 North 104 67 Northeast 1 96 137 Total 743 755 South - SC 72 45 South - RS 79 38 Total 1 28 192 152 171 333 1,498 117 117 93 31 164

The transaction 2.

15 Total On - Campus Digital Education # of Hubs Net Revenue (R$mm), LTM¹ # of Enrollments (‘000) Adj. EBITDA (R$mm), LTM¹ Creation of a leading Hybrid Education platform Total Source: Company Materials Notes: 1. LTM1Q21 2. Please refer to the Annex section for a reconciliation of Adj. EBITDA and LTM figures #3 3 rd largest player in # of students #2 2 nd largest player in # of DE students Top 5 Top 5 player in terms of Revenue 329 331 8 17 321 314 743 760 541 762 2 158 260 2 660 25 635 1,503 1,303 418 Main figures as of 1Q21

16 The fastest growing large player in Brazil’s higher education segment Outstanding position in Brazil Education Higher education enrollments (1Q21A) 1 Higher digital education enrollments (1Q21A) 1 Source: Companies Materials Notes: 1. Pre - Laureate acquisition numbers 971 717 660 358 135 Player 1 Player 2 Vitru Player 3 Player 4 743 635 417 223 4 Player 1 Vitru Player 2 Player 3 Player 4

17 Faster expansion with potential use of both brands in cities currently with a hub from only one brand Increase of offering of existing courses in the hubs of both Uniasselvi and UniCesumar Strong positioning to exploit the new courses being approved through digital education, such as Law, Nursing and Psychology Gains of scale and dilution of fixed costs, increasing margins Full cross - utilization of the technological features and skills of both Uniasselvi and UniCesumar 2. 3. 4. 5. We believe high - quality digital education is a business of scale Expected commercial and cost synergies 1.

18 Vitru Limited through its subsidiary “Vitru Brasil Empreendimentos , Participações e Comércio S.A.” will own 100% of the total share capital of Cesumar – Centro de Ensino Superior de Maringa Ltda to be paid with cash and shares Terms and conditions Transaction amount ▪ Enterprise Value of R$3,228 million (implied equity value of R$3,150 million including Net Debt, to be adjusted at closing) ▪ Implied EV/EBITDA 2Q21 LTM of 12.4x and projected EV/EBITDA (with some cost synergies) implying a multiple of 6.7x in 2023E and 5.7x in 2024E¹ Structure ▪ 62.9% of Equity Value in cash at closing ▪ 17.7% of Equity Value in cash 12 months after closing, adjusted by IPCA (sellers financing) ▪ 19.4% of Equity Value in Vitru Ltd’s new shares, with 180 days lock - up Conditions to close ▪ The transaction is subject to customary conditions precedent and antitrust regulatory approvals ▪ Estimated closing date: early - 2022. Earn - outs and Non compete ▪ Additional medical seats earn out of R$1 million per seat approved within 36 months after closing ▪ Performance earn - outs of up to R$50 million up to two years after closing ▪ Non - compete agreement with Familia Matos for five years after closing Financing ▪ We have secured firm credit lines from top - notch banks for an amount of R$1.95 billion (five - year financing) ▪ The strong cash flow profile of both companies provides for a smooth deleveraging over time Notes: 1. Considers expected cost and expenses cost synergies, but without any commercial synergies

19 Shareholding structure post transaction Before After Families PE Funds Free Float 23.6% 19.8% 56.6% Matos Garcia Ferdinandi Miessa Barbosa Bhry 20.7% 15.2% 3.5% 1.2% 2.1% 6.8% 3.1% 6.8% 20.7% 27.1% 19.9% 27.1% Free Float 26.0% Vitru UniCesumar Matos Garcia Ferdinandi Miessa Barbosa Bhry 15.0% 5.0% 9.0% 29.0% 13.0% 29.0%

20 Management team composed by sector experts from both companies with a co - CEO structure with Pedro Graça (Vitru) and William Matos (UniCesumar) Active board of directors including Mr. Wilson Matos as Vice - Chairman and Mr. Weslley Silva (both from UniCesumar ), and also with independent members Robust governance standards backed by Nasdaq listing Great Place to Work certificated entity Market recognitions Best - in - class governance standards International partners Best of both worlds corporate governance Source: Company Materials

Final remarks 3.

22 Disruptive impact requires the right partner and we found that partner at UniCesumar Final remarks 1. Game changing transaction creating a disruptive leader on Brazilian distance learning space 2. Similar cultures focused on high - quality education 3. Complementary footprint bringing much desirable scale 5. Highly accretive transaction at a very attractive valuation 6. Deal structure keeping leverage at under control and aligning incentives for a seamless integration 7. Governance built to take advantage of “the best of both worlds” 4. High synergy potential

Appendix A.

24 UniCesumar LTM Adjustments¹ Amounts in R$ million 2020 1Q20 1Q21 LTM as of March 31, 2021 Net Revenue, as reported by Unicesumar 731 178 209 762 Adjusted EBITDA, as reported by Unicesumar 254 57 70 267 Additional provision for doubtful accounts (PDA) 2 - 36 - - - 36 Capitalization of certain amounts as intangible assets 14 - - 14 Other adjustments 15 - - 15 Adjusted EBITDA (preliminary) 247 57 70 260 Source: Company Materials Notes: 1. Preliminary and unaudited numbers, subject to adjustments to conform to Vitru’s accounting practices and PCAOB standards 2. “Net impairment losses on financial assets” as per Vitru’s definition

Rodovia José Carlos Daux , 5500, Torre Jurerê A, 2nd floor , 88032 - 005 +55 (47) 3281 - 9500 Florianópolis - SC - Brazil vitru.com.br